SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
MedAire, Inc.

(Name of the Issuer)
MedAire, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
U58215101

(CUSIP Number of Class of Securities)
Roger D. Sandeen
Chief Financial Officer
MedAire, Inc.
80 E. Rio Salado Parkway, Suite 610
Tempe, AZ 85281
(480) 333-3700
with a copy to:
Thomas H. Curzon, Esq.
Christopher S. Stachowiak, Esq.
Shelley Detwiller DiGiacomo, Esq.
Osborn Maledon, PA
2929 N. Central Avenue, 21st Floor
Phoenix, AZ 85281
(602) 640-9000

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$475,000.00	$14.58

*	For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $475,000 by the Issuer to holders of fewer than 5,000 shares of the Issuer’s Common Stock in lieu of fractional shares immediately following a 1-for-5,000 reverse stock split of the Issuer’s Common Stock. The aggregate cash payment is equal to the product of $1.11 per pre-split share and 427,928 pre-split shares, the number of shares held by such holders.

**	Determined pursuant to Rule 0-11 as $475,000.00 multiplied by 0.00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by MedAire, Inc. (the “Company”).
     Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) under Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit A. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference in its entirety and responses to each Item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Information Statement.
     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.
Item 1. Summary Term Sheet.
     The information set forth in the Information Statement under the caption “Summary of This Information Statement” is incorporated by reference herein.
Item 2. Subject Company Information.
     (a) Name and Address. MedAire, Inc., a Nevada corporation, is the subject company. Its principal executive office is located at 80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona 85281, and its telephone number is (480) 333-3700.
     (b) Securities. As of October 2, 2007, there were 57,962,337 shares of the Company’s Common Stock issued and outstanding.
     (c) Trading Market and Price. The Company’s Common Stock is traded on the Australian Stock Exchange under the symbol “MDE.” The information set forth in the Information Statement under the caption “Information about the Company—Trading in Our Securities” is incorporated by reference herein.
     (d) Dividends. The information set forth in the Information Statement under the heading “Information About the Company—Dividends” is incorporated by reference herein.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. None.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. MedAire, Inc., the subject company, is the filing person of this Schedule 13E-3. Its principal business address and business telephone number is set forth under Item 2(a) of this Schedule 13E-3. The names and addresses of the Company’s directors, officers and controlling shareholder are set forth in the Information Statement under the headings “Information about the Company—Security Ownership of Certain Beneficial Owners and Management,” which information is incorporated by reference herein.
     (b) Business and Background of Entities. The principal business of Procuro, Inc., a Nevada corporation and the Company’s controlling stockholder (“Procuro”), is set forth in the Information Statement under the heading “Information about the Company—Ownership of Our Major Stockholders,” which information is incorporated by reference herein. To the Company’s knowledge, Procuro has not been convicted in a criminal proceeding during the past five years, nor has Procuro been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     (c) Business and Background of Natural Persons. The current principal occupations and material occupations during the past five years of the Company’s officers and directors is set forth in the Information Statement under the heading “Information about the Company—Officers and Directors,” which information is incorporated by reference herein. None of the Company’s officers or directors have been convicted in a criminal proceeding during the past five years, nor have any of such persons been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Information Statement under the captions “Summary of this Information Statement,” “Special Factors,” “Background of the Stock Split,” “Fairness of the Stock Split to our Stockholders,” “Effects of the Stock Split,” “Description of the Stock Split,” “Financing of the Stock Split” and “Costs of the Stock Split” is incorporated by reference herein.
     (c) Different Terms. All of the persons who own our Common Stock will be treated equally in the Stock Split (as defined in the Information Statement).
     (d) Appraisal Rights. The information set forth in the Information Statement under the caption “Description of the Stock Split—Appraisal Rights” is incorporated by reference herein.
     (e) Provisions for Unaffiliated Security Holders. None. The information set forth in the Information Statement under the caption “Fairness of the Stock Split to our Stockholders—Procedural Fairness to All Stockholders” is incorporated by reference herein.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the Information Statement under the caption “Information about the Company—Related Party Transactions” is incorporated by reference herein.
     (b) Significant Corporate Events. The information set forth in the Information Statement under the caption “Information about the Company—Ownership of Our Major Stockholders,” which is incorporated by reference herein, describes a Shareholders Agreement among certain of our major stockholders with respect to the acquisition of our Common Stock by Procuro, Inc., a Nevada corporation and currently our controlling stockholder.
     The information set forth in the Information Statement under the caption “Information about the Company—Related Party Transactions—Letter Agreements,” which is incorporated by reference herein, describes an agreement among certain of our shareholders with respect to the election of directors.
     (c) Negotiations or Contacts. The information set forth in the Information Statement under the captions “Information about the Company—Ownership of Our Major Stockholders,” “Information about the Company—Related Party Transactions—Letter Agreements” and “Information about the Company—Related Party Transactions—Shareholders Agreement” is incorporated by reference herein.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the captions “Information about the Company—Ownership of Our Major Stockholders,” “Information about the Company—Related Party Transactions—Letter Agreements” and “Information about the Company—Related Party Transactions—Shareholders Agreement” is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The fractional shares of Common Stock purchased by the Company in the Stock Split (as defined in the Information Statement) will be retired.
(c) Plans.
     (1) None.
     (2) None.
     (3) None.
     (4) None.
     (5) After the effectiveness of the Stock Split (as defined in the Information Statement), the Company will file a Form 15 with the Securities and Exchange Commission to terminate the registration of its Common Stock in the United States. The Company will operate as a private company in the United States, but will retain its listing on the Australian Stock Exchange, allowing those stockholders who remain stockholders following the Stock Split an option for liquidity of their shares.
     (6) The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Special Factors,” “Effects of the Stock Split” and “Description of the Stock Split” is incorporated by reference herein.
     (7) The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Special Factors,” “Effects of the Stock Split” and “Description of the Stock Split” is incorporated by reference herein.
     (8) The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Special Factors,” “Effects of the Stock Split” and “Description of the Stock Split” is incorporated by reference herein.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Information Statement under the captions “Summary of This Information Statement” and “Special Factors” is incorporated by reference herein.
     (b) Alternatives. The information set forth in the Information Statement under the caption “Special Factors—Strategic Alternatives Considered” is incorporated by reference herein.
     (c) Reasons. The information set forth in the Information Statement under the captions “Special Factors—Reasons for and Purposes of the Stock Split” and “Special Factors—Estimated Annual Savings to Be Realized if the Company Goes Private in the U.S.” is incorporated by reference herein.
     (d) Effects. The information set forth in the Information Statement under the caption “Effects of the Stock Split” is incorporated by reference herein.
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Information Statement under the captions “Summary of This Information Statement,” “Background of the Stock Split” and “Fairness of the Stock Split to Our Stockholders” is incorporated by reference herein.

     (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of this Information Statement,” “Background of the Stock Split,” “Effects of the Stock Split” and “Fairness of the Stock Split to Our Stockholders” is incorporated by reference herein.
     (c) Approval of Security Holders. The information set forth in the Information Statement under the caption “Description of the Stock Split—Voting Requirements” is incorporated by reference herein.
     (d) Unaffiliated Representative. The information set forth in the Information Statement under the caption “Fairness of the Stock Split to Our Stockholders—Procedural Fairness to All Stockholders” is incorporated by reference herein.
     (e) Approval of Directors. The information set forth in the Information Statement under the caption “Background of the Stock Split” is incorporated by reference herein.
     (f) Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the caption “Fairness of the Stock Split to Our Stockholders—Opinion of KG Lavine” is incorporated by reference herein.
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the caption “Fairness of the Stock Split to Our Stockholders” is incorporated by reference herein.
     (c) Availability of Documents. The opinion (the “Opinion”) of Kaulkin Ginsberg Lavine, LLC (“KG Lavine”) will be made available for inspection and copying at our offices during our regular business hours by any of our interested stockholders or a representative thereof who has been so designated in writing. A copy of the Opinion will be sent to any such person upon written request and at the expense of the requesting stockholder.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Information Statement under the caption “Financing of the Stock Split” is incorporated by reference herein.
     (b) Conditions. None.
     (c) Expenses. The information set forth in the Information Statement under the caption “Costs of the Stock Split” is incorporated by reference herein.
     (d) Borrowed Funds. None.
Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Information Statement under the caption “Information about the Company—Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.
     (b) Securities Transactions. The information set forth in the Information Statement under the caption “Information about the Company—Ownership of Our Major Stockholders” is incorporated by reference herein.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of this Information Statement,” “Background of the Stock Split” and “Description of the Stock Split—Voting Requirements” is incorporated by reference herein.

     (e) Recommendations of Others. The information set forth in the Information Statement under the caption “Recommendation of the Board with Respect to the Stock Split” is incorporated by reference herein.
Item 13. Financial Statements.
     (a) Financial Information. The information set forth in the Information Statement under the caption “Financial Information” and in Annexes F and G to the Information Statement is incorporated by reference herein.
     (b) Pro Forma Information. Not material.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The Company’s Board of Directors directed management to seek the consent of Procuro, Inc., our controlling stockholder, to the Stock Split (as defined in the Information Statement).
     (b) Employees and Corporate Assets. The information set forth in the Information Statement under the captions “Background of the Stock Split,” “Effects of the Stock Split,” “Description of the Stock Split” and “Financing of the Stock Split” is incorporated by reference herein.
Item 15. Additional Information.
     (b) Other Material Information. None.
Item 16. Exhibits.
     (a) Disclosure Materials. The Information Statement filed with the Securities and Exchange Commission concurrently herewith is incorporated by reference herein.
     (b) Loan Agreements. Not applicable.
     (c) Opinions. The opinion of KG Lavine dated September 28, 2007 and filed as Annex A to the Information Statement is incorporated by reference herein.
     (d) Agreements Involving Our Securities. The Letter Agreements by and between Best Dynamic Services Limited (“BDS”) and Joan Sullivan Garrett, the Chairperson of the Board, filed with the Securities Exchange Commission as exhibits to Schedules 13D filed by BDS and Ms. Sullivan Garrett on December 27, 2005 are incorporated by reference herein. The Shareholders Agreement dated April 18, 2007 among Procuro, Inc., Gaelic, LLC, BDS, Excellus Investements Pte, Ltd. and Ms. Sullivan Garrett filed with the Securities Exhange Commission as Exhibit No. 2 to Amendment No. 1 to Schedule 13D on April 23, 2007 is incorporated by reference herein.
     (f) Appraisal Rights. The information set forth in the Information Statement under the caption “Description of the Stock Split—Appraisal Rights” and in Annexes B and E is incorporated herein by reference.
     (g) Written Instructions. Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Roger D. Sandeen
Chief Financial Officer
October 3, 2007